EXHIBIT 12.1
Central Vermont Public Service Corporation Computation of Ratio of Earnings to Fixed Charges For the Years Ended December 31

(dollars in thousands)	2007	2006	2005(a)	2004(a)	2003(a)
Earnings, as defined by S-K 503(d):
Pre-tax income from continuing operations	$22,553	$28,107	$(672)	$9,561	$27,279
Plus: distributed income	4,894	2,146	1,938	1,229	2,441
Less: equity in earnings	(6,430)	(3,240)	(1,869)	(1,225)	(1,801)
Less: interest capitalized	(150)	(102)	(79)	(76)	(87)
Less: preference security dividends, as defined	(525)	(572)	(624)	(624)	(2,031)
Plus: fixed charges, as below	$10,371	9,917	11,161	12,090	14,314
Total Earnings, as defined	$30,713	$36,256	$9,855	$20,955	$40,115

Fixed charges, as defined:
Interest on debt	$8,490	$8,271	$9,519	$10,397	$11,980
FIN 48 interest	51	-	-	-	-
Imputed interest in rental charges	1,305	1,074	1,018	1,069	1,133
Preferred dividends, as defined	525	572	624	624	624
Total fixed charges, as defined	$10,371	$9,917	$11,161	$12,090	$13,737

Ratio of Earnings to Fixed Charges	2.96	3.66	0.88	1.73	2.92
(a) Reflects Catamount Energy Corporation as discontinued operations.